RT GROUP PLC
(in Members' Voluntary Liquidation)

82-4282

02055995

Date: 15th November 2002

US Securities Exchange Commission
450 Fifth Street
Washington
D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 22 2002
WASH. D.C. 155 SECTION

Dear Sirs Railtrack Group

LONDON STOCK EXCHANGE ANNOUNCEMENTS

Please find enclosed the announcements made on the London Stock Exchange in respect of RT Group PLC.

These documents are furnished pursuant to Rule 12g – 3-2(b) under the Securities Exchange Act of 1934.

If you have any questions or comments please contact me on 0044 0207 544 8433.

Yours faithfully

Paul Worthington

Paul Worthington
Deputy Secretary

PROCESSED
P DEC 09 2002
THOMSON FINANCIAL

dlw 11/26

Full Text Announcement

Company	Railtrack Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	16:29 8 Oct 2002
Number	2297C

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Franklin Resources Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non Beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Nominees

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

443,794

8. Percentage of issued class

0.08%

9. Class of security

Ordinary shares of 25p

10. Date of transaction

4th October 2002

11. Date company informed

8th October 2002

12. Total holding following this notification

20,302,318

13. Total percentage holding of issued class following this notification

3.91%

14. Any additional information

Reduction in percentage held due to increase in issued share capital

15. Name of contact and telephone number for queries

PAUL WORTHINGTON 020 7544 8433

16. Name and signature of authorised company official responsible for making this notification

PAUL WORTHINGTON

Date of notification

8th October 2002

END

Full Text Announcement

Company	Railtrack Group PLC
TIDM	RTK
Headline	Holding(s) in Company
Released	14:30 9 Oct 2002
Number	2734C

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Franklin Resources Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non Beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Nominees

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

5,023,562

8. Percentage of issued class

0.97%

9. Class of security

Ordinary shares of 25p

10. Date of transaction

8th October 2002

11. Date company informed

9th October 2002

12. Total holding following this notification

15,278,756

13. Total percentage holding of issued class following this notification

2.94%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 020 7544 8433

16. Name and signature of authorised company official responsible for making this notification

Paul Worthington

Date of notification

8th October 2002

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Company	Railtrack Group PLC
TIDM	RTK
Headline	Blocklisting Interim Review
Released	16:26 16 Oct 2002
Number	5820C

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company RAILTRACK GROUP PLC

2. Name of scheme

   Railtrack Exchangeable Bonds

3. Period of return: From 1/4/2002 to 30/9/2002

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme 21,739,130

5. Number of shares issued/allotted
   under scheme during period - None

6. Balance under scheme not yet issued/allotted
   at end of period 21,739,130

7. Number and class of share(s)
   (amount of stock/debt securities)
   21,739,130 ordinary shares on 24th March 1999

Please confirm total number of shares in issue at the end of the period
in order for us to update our records
519,639,678
Contact for queries:

Name: Paul Worthington
Deputy Secretary

Telephone: 020 7544 8433

Media queries to Sue Clark on 020 7544 8436

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Company	Railtrack Group PLC
TIDM	RTK
Headline	Blocklisting Interim Review
Released	16:30 16 Oct 2002
Number	5824C

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company RAILTRACK GROUP PLC

2. Name of scheme
Railtrack Share Savings Scheme

3. Period of return: From 1/4/2002 to 30/9/2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme
3,114,102

5. Number of shares issued/allotted
under scheme during period
None

6. Balance under scheme not yet issued/allotted
at end of period

3,114,102

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
4,000,000 ordinary shares on 18th August 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records
519,639,678
Contact for queries:

Name: Paul Worthington
Deputy Secretary

Telephone: 020 7544 8433

Media queries to Sue Clark on 020 7544 8436

END

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Company	Railtrack Group PLC
TIDM	RTK
Headline	Blocklisting Interim Review
Released	16:32 16 Oct 2002
Number	5826C

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company RAILTRACK GROUP PLC

2. Name of scheme
   Railtrack Group PLC 1999 EXECUTIVE SHARE OPTION SCHEME

3. Period of return: From 1/4/2002 to 30/9/2002

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

   750,000

5. Number of shares issued/allotted
   under scheme during period

   None

6. Balance under scheme not yet issued/allotted
   at end of period

   750,000

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   750,000 ordinary shares on 1st October 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records
519,639,678
Contact for queries:

Name: Paul Worthington
Deputy Secretary

Telephone: 020 7544 8433

Media queries to Sue Clark on 020 7544 8436

END

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Company	Railtrack Group PLC
TIDM	RTK
Headline	Result of AGM
Released	17:26 18 Oct 2002
Number	7052C

For immediate release 18 October 2002

Railtrack Group PLC

Return of cash to shareholders, change of name to RT Group PLC and resignation of Directors

At the Annual General Meeting of Railtrack Group PLC held on 18 October 2002, shareholders voted overwhelmingly in favour of all the resolutions, all of which were duly passed.

Resolution 1: To receive the report of the directors and the accounts for the year ended 31 March 2002.

99.15 per cent. of the votes were in favour of the resolution. Of the 257,593,926 votes 255,406,208 were in favour of the resolution and 2,187,718 opposed the resolution. In addition 3,426,620 abstentions were received.

Resolution 2: To re-appoint Geoffrey Howe as a director.

99.55 per cent. of the votes were in favour of the resolution. Of the 254,687,299 votes 253,533,798 were in favour of the resolution and 1,153,501 opposed the resolution. In addition 6,334,336 abstentions were received.

Resolution 3: To re-appoint Simon Osborne as a director.

99.62 per cent. of the votes were in favour of the resolution. Of the 257,284,076 votes 256,313,246 were in favour of the resolution and 970,830 opposed the resolution. In addition 3,737,139 abstentions were received.

Resolution 4: To re-elect Jonathan Bloomer as a director.

99.37 per cent. of the votes were in favour of the resolution. Of the 257,150,579 votes 255,518,773 were in favour of the resolution and 1,631,806 opposed the resolution. In addition 3,871,011 abstentions were received.

Resolution 5: To re-elect Vic Cocker as a director.

99.53 per cent. of the votes were in favour of the resolution. Of the 257,151,035 votes 255,948,032 were in favour of the resolution and 1,203,003 opposed the resolution. In addition 3,870,600 abstentions were received.

Resolution 6: To re-appoint Deloitte & Touche as the Company's auditors.

99.53 per cent. of the votes were in favour of the resolution. Of the 257,515,139 votes 256,314,119 were in favour of the resolution and 1,201,020 opposed the resolution. In addition 3,506,076 abstentions were received.

At an Extraordinary General Meeting, held immediately after the Annual General Meeting, to consider the proposed return of cash to Shareholders by means of a solvent members' voluntary liquidation, the proposed reduction in the minimum number of directors and the proposed change of name, shareholders voted overwhelmingly in favour of all the resolutions, all of which were duly passed.

Resolution 1: To reduce the minimum number of directors of the Company to two.

99.81 per cent. of the votes were in favour of the resolution. Of the 329,302,728 votes 328,688,527 were in favour of the resolution and 614,201 opposed the resolution. In addition 437,697 abstentions were received.

Resolution 2: To change the name of the Company to "RT Group PLC".

99.68 per cent. of the votes were in favour of the resolution. Of the 329,192,014 votes 328,146,630 were in favour of the resolution and 1,045,384 opposed the resolution. In addition 548,411 abstentions were received.

The name of the Company will therefore be changed to, and the Shares of Railtrack Group PLC will trade as, RT Group PLC with effect from the close of business on Monday 21 October 2002.

Resolution 3: To commence the solvent members' voluntary liquidation, appoint partners in Deloitte & Touche as liquidators and agree the basis of their remuneration.

99.67 per cent. of the votes were in favour of the resolution. Of the 329,626,171 votes 328,527,147 were in favour of the resolution and 1,099,024 opposed the resolution. In addition 413,386 abstentions were received.

Resolution 4: To authorise the liquidators to exercise certain powers under the Insolvency Act 1986 and under the Articles of Association.

99.71 per cent. of the votes were in favour of the resolution. Of the 329,588,839 votes 328,645,257 were in favour of the resolution and 943,582 opposed the resolution. In addition 449,747 abstentions were received.

Since Resolution 1 was passed, Geoffrey Howe, Jonathan Bloomer, Vic Cocker, David Jones, Steve Marshall, John Robinson and Gordon Sage have resigned from the Board.

Commenting on the result David A Harding said:

"We are pleased that shareholders have voted so decisively to support the Board's proposals for returning cash to shareholders in both a quick and tax efficient manner."

Enquiries

Railtrack Group: Sue Clark, Director of Corporate Affairs	020 7544 8435 / 07850 285471
Lehman Brothers: Anthony Odgers Henry Phillips	020 7601 0011
Deloitte & Touche: James Smith Chris Day	020 7438 3000

Shareholders who have queries should contact the Shareholder helpline.

Shareholder helpline: 0870 702 0104

Lehman Brothers Europe Limited, which is regulated in the UK by the Financial Services Authority, is acting for Railtrack Group PLC and no one else in connection with the proposals described in this press release and will not be responsible to anyone else for providing the protections afforded to the clients of Lehman Brothers Europe Limited nor for providing advice in relation to such proposals.

END

Full Text Announcement

Company	Railtrack Group PLC
TIDM	RTK
Headline	EGM Statement
Released	11:35 18 Oct 2002
Number	6646C

For release at 11:35 a.m. 18 October 2002

Railtrack Group Shareholders to Vote to Return Cash

At today's Extraordinary General Meeting of Railtrack shareholders at the Wembley Conference Centre, shareholders are expected to vote to put the Company into voluntary solvent liquidation.

Geoffrey Howe, the Railtrack Group Chairman told shareholders;

"This has clearly been a difficult year for Railtrack shareholders. I can well understand and share the anger and frustration you feel at the way HM Government dealt with Railtrack and in particular you as its shareholders.

Although it was plain by late summer last year that the railway needed significant additional funding, the decision made by HM Government to put Railtrack into administration was ill judged and unnecessary.

This is not just because in our opinion Railtrack was not insolvent but also because the process of administration has inevitably caused significant additional costs to the railway and delayed by at least a year the steps necessary to get to grips with the problems faced by the railway system. This was all totally predictable at the time.

Following pressure from the Board and shareholders the Government did put forward a financial package, which was overwhelmingly approved by shareholders at the EGM in July. This involved the disposals of Railtrack PLC and the Channel Tunnel Rail Link, which have now been completed.

Whilst our view was that there was a clear basis for making a claim against HM Government, and shareholders are free to pursue litigation if they wish, we remain of the view that even if liability could be established the possibility of a court awarding damages materially in excess of the package provided by Government is remote.

Good progress with the disposal of the remaining Railtrack Group assets has enabled the Board to estimate that the return to shareholders will now be between 252-260p per share. This compares with a share price of 280p on the day when Railtrack PLC was placed into administration. Since that time the FTSE 100 has dropped by approximately 25%.

Once the Company is placed into liquidation I and the other non-executive directors will resign.

On behalf of my colleagues on the Board I would like to thank the thousands of men and women who work in Railtrack, many of whom work long hours in difficult conditions to serve the travelling public.

I would like to leave with one final plea on behalf of the railway. For years it has been dogged by chronic under funding and political interference. If it is to improve then both these problems need to be solved. Substantial additional funding is urgently needed and once given these funds the management of the railway should be allowed to do what they are being paid to do without hindrance from government. Otherwise Network Rail is no more likely to solve the problems of the railways than British Rail or Railtrack have been able to do."

For more information please contact:

Sue Clark	Railtrack	07850 285471

END

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Company	Headline	Embargo	Last Update
RT Group PLC	Holding(s) in Company		11:11 21 Oct 02

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h them

Deutsche Bank AG

5. Number of shares / amount of stock acquired

21,158,087

6. Percentage of issued class

4.07%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

9. Class of security

Railtrack Group PLC Ordinary Shares of 25p

10. Date of transaction
17th October 2002

11. Date company informed

18th October 2002

12. Total holding following this notification

21,158,087

13. Total percentage holding of issued class following this notification

4.07%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notific

Paul Worthington, Deputy Company Secretary

Date of notification

21st October 2002

END

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Company	Headline	Embargo	Last Update
RT Group PLC	Director Shareholding		09:04 23 Oct 02

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERS

1. Name of company

RT Group PLC

2. Name of director

David A Harding

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Options held by director in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h‹ them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director nan and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate wheth‹ co PEP and if discretionary/non discretionary

Lapse of share options

7. Number of shares / amount of stock acquired

8. Percentage of issued class

8. Percentage of issued class

9. Number of shares/amount of stock disposed

173,775 share options lapsed

10. Percentage of issued class

N/A

11. Class of security

Options in respect of Ordinary 25 pence shares in Railtrack Group PLC

12. Price per share

13. Date of transaction

18th October 2002

14. Date company informed

18th October 2002

15. Total holding following this notification

Nil

16. Total percentage holding of issued class following this notification

Nil

If a director has been granted options by the company please complete the followin

17. Date of grant

19th June 2001

18. Period during which or date on which exercisable

19th June 2004 to 18th June 2011

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

173,775 options in respect of Railtrack Group PLC ordinary shares of 25 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of

316.5 pence

22. Total number of shares or debentures over which options held following this notificatic

Nil

23. Any additional information

Executive share options lapsed following shareholders passing voluntary winding up resolution

24. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

25. Name and signature of authorised company official responsible for making this notific:

Paul Worthington

Date of Notification

23rd October 2002

END

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Company	Headline	Embargo	Last Update
RT Group PLC	Director Shareholding		09:13 23 Oct 02

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SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERS

1. Name of company

RT Group PLC

2. Name of director

Simon Osborne

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Options held by director in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director nan and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate wheth co PEP and if discretionary/non discretionary

Lapse of share options

7. Number of shares / amount of stock acquired

8. Percentage of issued class

8. Percentage of issued class

9. Number of shares/amount of stock disposed

63,377 share options lapsed

10. Percentage of issued class

N/A

11. Class of security

Options in respect of Ordinary 25 pence shares in Railtrack Group PLC

12. Price per share

13. Date of transaction

18th October 2002

14. Date company informed

18th October 2002

15. Total holding following this notification

866 shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the followin

17. Date of grant

11th August 1999, 6th June 2000 and 19th June 2001

18. Period during which or date on which exercisable

11th August 2002 to 10th August 2009; 6th June 2003 to 5th June 2010; and 19th June 2004 to 18th June 2011

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

8,006, 10,506 and 44,865 options held over Railtrack Group PLC ordinary

shares of 25 pence each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of

1141.0 pence, 869.5 pence and 316.5 pence

22. Total number of shares or debentures over which options held following this notificatic

1,484 options held under Sharesave Scheme

23. Any additional information

Executive share options lapsed following shareholders passing voluntary winding up resolution

24. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

25. Name and signature of authorised company official responsible for making this notific:

Paul Worthington

Date of Notification

23rd October 2002

END

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Company	Headline	Embargo	Last Update
RT Group PLC	Holding(s) in Company		15:54 28 Oct 02

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Railtrack Group PLC

2. Name of shareholder having a major interest

UBS Warburg

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

Holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h them

As above

5. Number of shares / amount of stock acquired

3,503,504

6. Percentage of issued class

0.67%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

25 October 2002

11. Date company informed

28 October 2002

12. Total holding following this notification

77,502,167

13. Total percentage holding of issued class following this notification

14.91%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notific:

Paul Worthington

Date of notification

28 October 2002

END

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Company	Headline	Embargo	Last Update
RT Group PLC	Directorate Change		11:57 1 Nov 02

Full Announcement Text

DAVID A HARDING

David Harding has resigned, with immediate effect, as an executive director of the following subsid

- Cambridge Gate Limited;
- RT Group (Dormant 1) Limited;
- RT Group (Dormant 2) Limited;
- RT Group (Dormant 3) Limited;
- RT Group Developments Limited;
- RT Group Holdings Limited;
- RT Group Services Limited;
- RT Group Telecom Services Limited; and
- RT Group Travel Limited.

He remains an executive director of RT Group PLC.

Enquiries:

Sue Clark — Tel: 020 7544 8436
Director of Corporate Affairs — Mob: 07850 285 471

END

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Company	Headline	Embargo	Last Update
RT Group PLC	Holding(s) in Company		12:33 1 Nov 02

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC

2. Name of shareholder having a major interest

UBS Warburg

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

Holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h them

As above

5. Number of shares / amount of stock acquired

1046636

6. Percentage of issued class

0.20%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Railtrack Group PLC ordinary shares of 25p each

10. Date of transaction

30 October 2002

11. Date company informed

30 October 2002

12. Total holding following this notification

78548803

13. Total percentage holding of issued class following this notification

15.12%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notific

Paul Worthington

Date of notification

1 November 2002

END

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Company	Headline	Embargo	Last Update
RT Group PLC	Holding(s) in Company		10:57 12 Nov 02

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SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

RT Group PLC

2. Name of shareholder having a major interest

Credit Suisse First Boston Equities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareho above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

As in para 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares h them

Total holdings following this notification –

19,627 shares held by Credit Suisse First Boston International
16,225,525 shares held by Credit Suisse First Boston Equities Limited

5. Number of shares / amount of stock acquired

866,061

6. Percentage of issued class

0.166%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

RT Group PLC ordinary shares of 25p each

10. Date of transaction

4 November 2002

11. Date company informed

7 November 2002

12. Total holding following this notification

16,245,152 shares

13. Total percentage holding of issued class following this notification

3.13%

14. Any additional information

15. Name of contact and telephone number for queries

Paul Worthington 0207 544 8433

16. Name and signature of authorised company official responsible for making this notifica

Paul Worthington

Date of notification

12 November 2002

END

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